UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Uranium Resources, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  916901309
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                                (CUSIP Number)

         Mr. Rudolf J. Mueller                  Stephen F. Selig, Esq.
    c/o The Winchester Group, Inc.              Baer Marks & Upham LLP
          335 Madison Avenue                       805 Third Avenue
          New York, NY 10017                      New York, NY 10022
            (212) 286-8620                          (212) 702-5700
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              February 11, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 6 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 916901309                                            Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rudolf J. Mueller
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               11.35%
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0.004%
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        11.35%
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0.004%
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,420,800
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.8%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 916901309                                            Page 3 of 6 Pages
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Item 1. Security and Issuer

      This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.001 per share (the "Common Stock"), of Uranium Resources, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 12750 Merit Drive, Suite 1020, Dallas, Texas 75251.

Item 2. Identity and Background

      (a)   This Statement is filed by Rudolph J. Mueller (the "Reporting
            Person").

      (b) The business address of the Reporting Person is c/o The Winchester Group, Inc., 335 Madison Avenue, New York, NY 10017.

      (c) The Reporting Person's present principal occupation is a registered representative, officer, director and a shareholder of The Winchester Group, Inc., which is an investment adviser and a broker dealer registered under section 15 of the Securities Exchange Act of 1934 (the "Exchange Act").

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      During 1998, the Reporting Person purchased 490,800 shares of Common Stock. From January 27, 1999 until the date hereof the Reporting Person purchased an additional 930,000 shares of Common Stock. Except for 500,000 restricted shares of Common Stock that were purchased in a privately negotiated transaction, all shares of Common Stock purchased by the Reporting Person were purchased in the open market. The Reporting Person used his personal funds for all such purchases.

Item 4. Purpose of Transaction

      The Reporting Person purchased all of the shares referred to in Item 3 for investment purposes. The Reporting Person has no plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

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CUSIP No. 916901309                                            Page 4 of 6 Pages
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      (g)   Changes in the Company's charter, bylaws or instruments
            corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 1,420,800 shares of Common Stock, representing 11.8% of the outstanding shares of Common Stock. This number of shares includes (i) 1,357,100 shares held directly by the Reporting Person, (ii) 42,200 shares held by the Reporting Person and Ellenor Mueller Co-Guardians f/b/o Marc Mueller, over which the Reporting Person has shared voting and dispositive power, (iii) 11,500 shares held by the Reporting Person c/f Zachary Mueller UGTMA(*), over which the Reporting Person has sole voting and dispositive power, and (iv) 10,000 held by the Reporting Person and his wife, Ms. Gisela Mueller, in joint account over which the Reporting Person has shared voting and dispositive power. This number of shares does not include (i) 1,060,550 shares held in brokerage accounts over which the Reporting Person has shared dispositive power as a registered representative of The Winchester Group, Inc., which are included in a statement on Schedule 13G first filed by the Reporting Person and The Winchester Group, Inc. on February 4, 1999, as amended from time to time, and (ii) 20,000 shares held by Mrs. Mueller. The Reporting Person disclaim beneficial ownership over the shares held by The Winchester Group, Inc. and by Mrs. Mueller.

                      No. of shares      No. of shares
                   Beneficially owned     Beneficially                        Percentage
                    with sole voting   owned with shared   Aggregate No. of    of shares
                    and dispositive       voting and            shares       beneficially
        (b) Name          power        dispositive power  beneficially owned   owned(1)
        --------          -----        -----------------  ------------------   --------
Reporting Person        1,368,600          52,200(2)         1,420,800(2)        11.8%

      (c) On December 21, 28, and 30, 1998, the Reporting Person purchased 51,000, 100,000 and 100,000 shares of Common Stock, respectively, for $.40, $.50 and $.50, per share, respectively. On January 27, 1999, the Reporting Person purchased 50,000 shares of Common Stock for $.38 per share. On February 9, 10 and 11, 1999, the Reporting Person purchased 10,000, 10,000 and 200,000 shares of Common Stock, respectively, for $.35, $.32 and $.14 per share, respectively. In April 1, 15, and 29, 1999, the Reporting Person purchased 10,000, 10,000 and 140,000 shares of Common Stock, respectively, for $.19, $.21 and $.17 per share, respectively. All shares of Common Stock were purchased in the open market using personal funds. In addition, on April 15, 1999, the Reporting Person used his personal funds to purchase in a privately negotiated transaction 500,000 restricted shares of Common Stock for $.11 per share.

      (d) To the knowledge of the Reporting Person, no other person (except for the joint account, the shares of Common Stock held f/b/o Marc Mueller and shares of Common Stock held by the Reporting Person c/f Zachary Mueller UGTMA) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

      (e) Not Applicable.

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      (*) The Reporting Person holds the shares as custodian for Zachary Mueller under the Uniform Gift to Minors Act.

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CUSIP No. 916901309                                            Page 5 of 6 Pages
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      (1). The percentage of shares beneficially owned is based on 12,053,027 shares of Common Stock issued and outstanding as of April 30, 1999.

      (2). This represents 10,000 shares of Common Stock held by the Reporting Person and his wife in a joint account and 42,200 shares held by the Reporting Person and Ellenor Mueller Co-Guardians FBO Marc Mueller.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to be filed as Exhibits

      None.

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CUSIP No. 916901309                                            Page 6 of 6 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      /s/ Rudolf J. Mueller
                                      ------------------------------------------
                                      Rudolf J. Mueller

Dated:  May 7, 1999